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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an email message to HP employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. This message from Ms. Fiorina is also posted on HP's internal web site.


                          A MESSAGE FROM CARLY FIORINA

It's been about two years and eight months since I joined the HP Board of Directors and became CEO of this company. From that day forward, the board and I have been committed to one overriding goal: to return this company to greatness, which we define as achieving market leadership in the industries in which we compete.

We knew that HP had been slipping into a downward spiral for some time, away from the across-the-board market leadership this company had enjoyed in the past. And we were determined to reverse that trend, to return HP to a company capable of transforming markets and transforming industries.

As our respected colleague Dick Hackborn said in a recent letter to our shareowners, "The one thing I've learned in my 40-year association with HP is that nobody is ever happy for very long working in an organization that's not a market success."

Every action we have taken since -- including the proposed merger with Compaq -- has been a carefully calculated effort to reinvigorate HP, so we could return to our natural role as a leader, not a follower; so we could fulfill our potential and take advantage of the enormous opportunities in front of us.

THE POWER OF  LEVERAGE

We have come so far in such a relatively short period of time. If you had attended our most recent Security Analyst Meeting in New York, you would have noticed an impressive difference from past meetings. Each of our senior leaders who presented showed how their individual business was enhanced by its linkages to HP's other businesses -- and how much greater their business potential could be when they leveraged the capabilities of their partners inside the company.

Next Tuesday, March 19, is all about continuing the enormous progress we have made in our drive toward market leadership. We have already come a long way and our customers, our shareowners and, indeed, many of you are recognizing the difference.

FIGHTING FOR OUR BELIEFS

With only a few days to go before this pivotal shareowner vote, I simply wanted to tell you that I'm proud of you for standing by HP during this unprecedented time, and for focusing on delivering results. We still have a lot of work ahead of us. But we will always fight for what we believe in; we will always fight for what we know is right for this company.

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As all of you know, nothing worth doing is ever easy. After seeing first-hand the strength and resilience of HP people, I'm even more convinced than ever that we can overcome any obstacles that come our way. Thank you for your hard work, your passion and for all your everyday actions which -- when added together -- show what we can do as a unified company.

And if you ever experience the slightest bit of doubt about the course we've chosen, just remember two things: Together, we can do anything. Together, we can change the world.

Carly


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.